EXHIBIT 99.7
Evening Call

INFOSYS TECHNOLOGIES LIMITED
EVENING EARNINGS CALL
Q4 FY 08 RESULTS
APRIL 15, 2008

CORPORATE PARTICIPANTS

 Kris Gopalakrishnan
 Infosys Technologies - CEO and MD

 S.D. Shibulal
 Infosys Technologies - COO

 V. Balakrishnan
 Infosys Technologies - CFO

 Mohandas Pai
 Infosys Technologies - Director and Head - HR, E&R, Fac and Adm

 Amitabh Chaudhry
Infosys BPO – CEO

 Ashok Vemuri
 Head – Banking and Capital Markets and Member – Executive Council

 Subhash Dhar
 Head – Communication Service Provider and Member – Executive Council

CONFERENCE CALL PARTICIPANTS

Julio Quinteros
Goldman Sachs

Andrew Steinerman
Bear Stearns

Joseph Foresi
Janney Montgomerry

Moshe Katri
Cowen & Co

Karl Keirstead
Kaufman Bro

Jamie Friedman
Susquehanna

Rod Bourgeois
Bernstein

Trip Chowdhry
Global Equities

Rama Rao
RR Capital

Anthony Miller
Arete Research

Seneel Deeptander
Sentinel Asset Management

Operator

Good morning. My name is Vonda and I will be your conference operator today.  At this time, I would like to welcome everyone to the Infosys Technologies fourth quarter and fiscal 2008 annual results conference call.  All lines have been placed on mute to prevent any background noise.  After the speaker's remarks, there will be a question and answer session.  If you would like to ask a question during this time, simply press star then the number one on your telephone keypad.  If you have already done so, please press the pound sign now, then press star one again to ensure your question is registered.  Thank you. Mr. Mahindroo, you may begin your conference.

Sandeep Mahindroo

Thanks Vonda.  Good morning, everyone and welcome to this call to discuss Infosys' financial results for the quarter and year ending March, 31st 2008.  I am Sandeep from the investor relations team in New York.  Joining us today on this conference call is CEO and MD, Mr. S. Gopalakrishnan, COO Mr. SD Shibulal and CFO Mr. V. Balakrishnan, along with other members of the senior management. We'll start the proceedings with a brief statement on the performance of the company for the recently concluded quarter, followed by the outlook for the quarter ending June 30th, 2008 and year ending March 31st, 2009.  Subsequently, we'll open up the discussion for Q&A.  Before I pass it on to management, I would like to remind you that anything that we say which refers to our outlook for the future is a forward looking statement and must be read in conjunction with the risks that the company faces.  A full statement and explanation of these (inaudible) are available i n our filings with the SEC which can be found on www.sec.gov. I'll now pass it on to Mr. S. Gopalakrishnan.

Kris Gopalakrishnan

Thank you Sandeep and good morning, good afternoon and good evening to everyone of you wherever you are.  Thank you very much for participating in this call. Infosys had a good year.  We crossed revenue of $ 4 billion, we grew revenue by 35.2%.  In the beginning of the year, we had given a guidance of 28 to 30%. We ended the year with 35%.  In a challenging environment with respect to rupee, rupee appreciated about 11%.  We have been able to sustain our margins.  We added 33,000 employees last year in gross numbers and net additions at about 19,000.  We continued to invest in the business.  We have invested in infrastructure in terms of capital expenditure, we have invested in building our China center, we have invested in opening Monterrey,  we have invested in further strengthening our service line and we have started a new learning services.  We have started SaaS as a separate service line, Software as a Service.  We have created n ew solutions in BPO using the platform-based model, so that we can offer full service capabilities, full vertical services to our clients.  So the company continues to invest in growth and in creating new opportunities for growth.

So looking at the future, given the challenging environment we are seeing around us, we have given a guidance of 19 to 21% growth.  We start with a flat quarter one but we are projecting that we will end the year somewhere between 19 to 21%.  We hope to maintain margins, sustain margins within a very narrow band and we want to add 25,000 employees gross this year.  The reason why the number of employees is higher than the revenue growth is that we need to cover for attrition.  We need to invest for the future, FY ‘10 and things like that.  In our discussions with our clients what is emerging is that even if the budgets are flat or slightly down, their allocation to Global Delivery Model based services would increase.  So we expect the growth story continues.  We expect that the companies like Infosys would benefit from this.  We expect that our ability to created large relationships, have a very high repeat business, participate in large deals, participate in large transformation projects, participate in helping these companies look at new options, like software as a service, help them with some of the new technologies, like RFID and things like that would continue and would help us sustain the growth momentum that we have had. I'm going to hand over to Mr. Shibulal to give you some more details on how we achieved this revenue this year and what the market outlook is.

SD Shibulal

Good morning, everyone.  This is Shibulal.  As Kris said, we had a very good year.  We have grown 35.2%.  I will talk about some of the other things and I also want to talk over the strategies we have applied over the last few years and how they have played out. Let me start with our strategy to reduce our dependency on the US.  Our revenue from the US this quarter is 60.7%.  It is down from last quarter.  Last quarter it was 62.3%.  Year to year, also it has come down. So we continue to focus on other parts of the world.  Europe revenue has reached 29.3% of our revenue this quarter.  Now, we are focusing on emerging markets.  We see opportunities in emerging markets in Australia, Canada, Japan, Middle East and Latin America.  We are investing into these markets and our expectation is that over a period of time, they will become important and large markets for us.

From a service perspective, we continued to gain momentum with our new services which we introduced over the last six to seven years.  Those services which we introduced in the last five to seven years today gives us more than 50 percent of revenue.  Consulting and package implementation has marginally grown.  It is at 24.1% this quarter.  Infrastructure has marginally grown.  So overall, we are able to introduce new services and increase revenue from those services over a period of time. This year, we have introduced two new services, first one is learning service targeted at learning in enterprise and the second one is Software as a Service.  We have built a platform for social computing which is being rolled out.  We have one client in each one of the services.

From a vertical perspective, banking and capital markets has come down marginally this quarter.  Of course that's a reflection on what is going on in the environment.  At the same time, we feel it is not a secular trend.  It's a quarter to quarter operation.  Manufacturing has grown ahead of the organization.  From last quarter to this quarter, the percentage of revenue from manufacturing has increased from 14.6% to 16.4%.  Another focus area for us to take up more and more of fixed price projects. This year, fixed price projects have reached 35.4%.  Year on year, it has gone from 28% to 32.9%, again, as a result of our continued focus in doing more and more fixed price.  Onsite effort as a percentage of total has come down year on year by 1%.  We continue to focus on moving more and more work to our offshore delivery locations and this is a way for us to derive better value, better margin and provide higher value to our clients.

Client additions, we have added 40 new clients this quarter, five of them in Fortune 500.  Today, our client base of 538 includes 113 Fortune 500 clients.  Our no. of clients giving us $1 million is 310 and number of client giving us more than $50 million is 18.  So we continue to add clients.  We continue to expand our client base with high quality clients and we penetrate these clients over a period of time to give us good revenue.  Growth this year has been all around.  The top 10 clients grew by 38.8% and the remaining clients grew by 33.6%.  So once again, our philosophy is to have growth all around, top 10 as well as remaining, they have both grown over year on year, from last year to this year.

Subsidiaries have done well. Infosys Consulting and Infosys China were in investment mode. Next year, we expect Infosys Consulting to break even.  Infosys China we will continue to be in investment mode, Infosys BPO has done very well.  Infosys BPO today has 16,000 employees.  So with that, let me hand it over to Bala our CFO.

V. Balakrishnan

Hi, I am Bala here.  Great talking to you again.

When we started this quarter, we gave a guidance of $ 1,136 million to $ 1,142 million for the quarter.  We achieved $ 1,142 million, which is 5.4 percent growth in dollar term. In rupee terms, it is higher because the rupee depreciated by around 1% during the quarter.  In terms of margins, we maintained our operating margin at 28.8% level.  We had a positive benefit because of currency of around 50 basis points and we had some 60 basis points positive impact on the margin because of the one time California wage settlement last quarter which is not there this quarter that is more than offset by the reduction in utilization which came down to 75.7% from 77.4%.  So net-net, we maintained our operating margin for the quarter and also for the full year.  For the full year, our operating margin was around 27.5%.  The effective tax rate has slightly gone up this quarter, gone up to 16% mainly due to non operating income but if you remove the one-time tax reversal, our effective tax rate for the full year is around 15%.  We believe it will be within that range for the next year.  Only in fiscal 2010, probably the effective tax rate could go up.

We had a positive impact because of currency on the operating margin of close to $5 million.  We had a negative impact on the non operating income of close to $12 million because we had a hedging position of $1.14 billion as of the end of December quarter.  Our current hedging position is around $ 760 million.  Net-net, the currency impact on the net margin is around $7 million.

Our billing date went up marginally this quarter.  The blended billing date went up around 0.2%.  It is flat on the onsite rate, on the offshore rate, it went up around 0.5%.  Even if you look at the top 10 clients, they grew around 12% this quarter sequentially.  Overall for the year, they've shown decent growth.  If you remember, when we gave the guidance in the beginning of April last year, we said 28-30% growth in revenues which assumed around 2% growth because of pricing and around 28% growth because of volumes.  When we ended the year, our volume growth is 28%, but the pricing growth is around 5% which is clearly in line with our thinking of improving the revenue productivity and be very selective in taking the deals and make sure the margins are maintained.

Going forward for next year, we have given a guidance of 19-21% growth in revenues and around 17-19% growth in the EPS.  Our guidance assumes the currency to be at the same level as at March end. We have not assumed any big deals.  We assumed the pricing to be stable at the levels we have seen in the March quarter.  We assumed the onsite/offshore mix to remain the same and we also assume some 25,000 people addition in the next year.  We are giving a wage increase of 11-13% offshore, around 4-5% onsite.  That could impact our margin by around 2.3 percent.  Of course in the first quarter, our margin could come down by around 3 – 4 percent because of wage increases and also the visa costs.  Visa costs in the first quarter could be similar to what you have seen in the last year first quarter.  So there is some lumpiness in the visa costs but for the full year, we believe that we should be able to maintain our operating margins within a narrow band o f 40–50 basis points because of the scale efficiency and because of some improvements in the utilization rates. We are starting the year with a lower utilization rate.  We are hiring 25,000 more people.  We hired 2,300 people more in the fourth quarter of fiscal ‘08.  All of this clearly shows that we are creating enough flexibility in the system to take on any opportunities which may come in our way.  Our guidance reflects what we seeing in the market at this point in time and if there are incremental growth opportunities, we have prepared the model to take on the growth.

We have close to $2 billion of cash.  We announced a one-time special dividend of $ 0.50 per share because we reached a $1 billion in net profit this year and also it is inline with our thinking of managing the return expectation in the business with the cash required for running the business. With this, I conclude the presentation.  Now, we can open up the floor for question/answers.  Thank you.

Operator

At this time, I would like to remind everyone, if you would like to ask a question, please press star then the number one on your telephone keypad.  We'll pause for just a moment to compile the Q&A roster. Your first question comes from the line of Julio Quinteros with Goldman Sachs.

Julio Quinteros

Quickly, one thing I want to understand and one of you guys, if you could just kind of help us understand, the difference in just the way that you're looking at BFSI as you kind of go forward.  You're looking at your clients based on the conversations that you guys have in your banking and financial services sub-segment.  Is all of the trouble behind them relative to the expectations that you guys are setting up?  Or is there still some possibility for some fluidity in terms of the way that they're spending relative to their projections with you guys?

Ashok Vemuri

While everybody did think that Q1 for our clients would be the ‘throw the kitchen sink out of it’ kind of a quarter but that didn't really turn out to be that way is what we are hearing.  We do believe from our clients in our conversations with them, as well as from the market commentary, that there could be some others that could come out but I think the good thing here is that it's a cleaning process.  A lot of people, a lot of our clients are of the belief that they need to rebuild and put a lot of the stuff that's happened behind them and the conversations that they are having with us are validating that point.  So not only are they looking at cost reduction but also productivity and efficiency.  They are also increasingly asking us to address some IT related solutions and process related solutions on the revenue side of the balance sheet. So, I don't think we can categorically say that all of the trouble is behind us but the fact that most people are co ming clean or have been coming clean, if you will, gives us enough confidence and so does it give our clients that they want to go forward from where they are right now.  And they're using and they believe that technology service partners like us who have deep relationships with them and have a significant track record.  And they believe that IT itself, will be an important leverage that they have to dig themselves out of wherever they find themselves today.

Julio Quinteros

Got it.  And just to sort of maybe go back to the guidance, the flat number for the quarter.  What is assumed that actually isn't contributing in the June quarter?  So we're going from a growth on a sequential basis to no growth.  So clearly, something is not going to be contributing in the June quarter.  Can you guys provide a little bit more color on what parts of the business have actually decelerated or will not contribute in the June quarter?  So with leaving us with the flat revenue growth?

Kris Gopalakrishnan

So it assumes that because of the challenging environment in which we are assuming flat growth.  It's not deceleration, it's just we are assuming no growth for this quarter.  The growth is not there, that's it.

Julio Quinteros

But can you just provide more color on what parts those would be?

V. Balakrishnan

We are talking about short term challenges because the environment.  But in the medium to long term, we are seeing a lot of growth opportunities.  That's why if you look at the guidance, in the first quarter, the revenue growth is assumed to be flat but most of the growth is coming in the next few quarters.  That is an indication our clients are also giving to us.

Julio Quinteros

Ok.  And the short term challenges, would those be in BFSI vertical?  Is in the application development side?  I'm just trying to get a sense for either by vertical or by service line what specifically you would reference as short term challenges right now?

Kris Gopalakrishnan

So, in terms of industries, BFSI, retail, some client specific challenges in certain clients. So it considers all that.  It's not services specific, it's basically industry specific or maybe particular client and that is what is factored in with the flat guidance.

Julio Quinteros

OK.  Great.  Thank you, guys.

Operator

Your next question comes from the line of Andrew Steinerman with Bear Stearns.

Andrew Steinerman

Hi Kris.  Maybe I could ask one more question on sequential growth going after the June quarter.  Is this kind of based on specific project starts scheduled during this quarter, the June quarter, that would enable sequential growth into the September quarter?  Or is the sort of backend loading more based on more general conversations with your clients?

Kris Gopalakrishnan

It is both actually.  We have had specific projects and initiatives schedules which we have seen started last quarter expected to start this quarter and then, our repeat revenue, as you know, is 95%.  It has been 95% for many quarters.  So we have deep relationship with our clients.  In this period, we are in touch with our clients much more than other times.  We have to be continuously in talking to them, understanding what are the challenges faced, what is the impact on their business and hence what is the impact on us?  And make sure that we are on top of things.  So it's based on actual project starts, as well as indications given by our client conversations we are having on specific projects which could start this quarter.  So it's a combination of all of these.

Andrew Steinerman

Excellent.  Thanks for all of your time.

Operator

Your next question comes from the line of Joseph Foresi with Janney Montgomery.

Joseph Foresi

Hi, guys.  I wonder if you could just elaborate on your answer to the last question.  I know that, obviously, the numbers are implying that growth is going to be backend loaded.  Are you expecting the economy to rebound?  And on the client perspective, if you're expecting the client spend to increase, what gives you confidence that that's going to actually happen?

Kris Gopalakrishnan

I will give you one perspective and I'll ask my colleague, Ashok, to also add specifically with respect to BFSI space. See, it is not necessary that the economy would rebound because we don't know when it will rebound.  What indications we are getting is once companies get a grip on the situation, they need to continue to run their business, operate, they need to invest in future growth.  You can't stop the business or stop investing in the future and they're giving us indications that, yes, we'll take control of the situation and then we will want to start things with you, continue the dialogue etc.  So that is what we have factored in into our guidance.  So temporarily we expect slower first quarter, a flat first quarter and then grow to pick up.  If we are pleasantly surprised and we see growth in the first quarter also, we are ready for it.  That is why our utilization today is only 76%. So we have slack in the system to grow faster if need be.  Ashok, do you want to add something?

Ashok Vemuri

Yes Kris.  I think one of course is the point that Kris made about the fact these are large growing concerns who will need to continue to invest in technology.  The other is that even when we are having a conversation where our clients where the overall IT allocation of the budgets has come down, the percentage of spend that they are predicting to do on off-shoring has gone up significantly and secondly, the kind of deals that they are inviting us to the table to do now are vastly different to a certain extent from the ones that we have been invited to in the past.  So this is, as I said earlier, it's also on the revenue side, these are larger transaction, more structured transactions.  It's a combination of multiple services where it’s system integration, infrastructure, independent validation and process outsourcing.  So we are seeing transactions of that nature and the last point I would say is that we are also seeing interest from our US-based clients to u se in their international operations.  So whether it's in Asia or whether it's in Europe, we are seeing significant traction from that perspective, as well.

Joseph Foresi

I guess, just sort of sticking with the same theme, is there any incentive for a client who has delayed the starting of a project in June to start it in September?  I mean is there an incentive there?  Or is this base on sort of the surveys and the questions that you've been putting forward to your client base?

Kris Gopalakrishnan

It's based on our discussions and based on the surveys we have done etc.  It's based on our understanding of the situation.  As Ashok and I have been saying, one of the ways in which companies can recover and go forward is to look at where the revenue opportunities are.  For example, most of the companies today have initiatives to increase their revenues from developing markets.  So how do they do that?  By looking at specific products and solutions, services targeted towards emerging markets.  They will have to invest in growing this side of the business and the faster they do this, the better off they are. Those are some of the things. Then there are initiatives to consolidate the number of vendors they have.  But a lot of other things which are happening which could come our way. These are some of the things we have factored in our guidance and in our focus forecast for this fiscal.

Joseph Foresi

And just one last question real quickly.  It seems like the models are naturally adjusting for the slowdown.  Obviously, wage increases are coming in on an annual basis but attrition is holding steady which seems to imply that maybe the labor supply is cooling in the short term.  It also seems like maybe pricing is not as up as it was last year.  I wonder if you guys could comment on whether the modules are adjusting to the slowdown and anything you're doing specifically.  And thank you.

Mohandas Pai

Well, there' some truth in the statement that the models seem to be adjusting to some degree but I think the labor market in India is more suited to the local economic environment.  The economy is still supposed to grow 8% in India.  It has grown 9% a year for the last four years.  The labor pool is the same.  And people coming into the labor market have more choices.  So we need to make sure that you pay reasonably well for them to come in.  At the same time, attrition is down in the fourth quarter.  It is less than the attrition in the first quarter of this year.  In the last three years, for the first time, the attrition in the fourth quarter is less than the first quarter of any year and that means that in the local ecosystem, amongst all companies, there are less opportunities.  People hope to stay on. So there is some semblance of balance coming but we are to wait and see how that pans out.  Many companies are talking about giving givin g a wage wage increase of only 6-8%. So we have to see in the next one two months how all of this comes together but I do think at this point in time, there is a great degree of truth that the total opportunities in offshore is coming down.

Joseph Foresi

And just on the pricing part? Thank you

Operator

Your next question comes from the line of Moshe Katri with Cowen & Co.

Moshe Katri

Actually, Moshe Katri and nice execution, guys. A couple of things.  One, your top client had another strong quarter. I think it was up 60% year over year, 14% sequentially.  Maybe you can talk a bit about the outlook for this client in fiscal ‘09, comment on what's driving this exceptional growth.  And then, are we talking about incremental spend or market share gains?

Kris Gopalakrishnan

Moshe, we have a good relationship with our top five clients, top 10 clients.  Top 10 clients grew by 11.7% sequentially this quarter and for the year, the top 10 clients grew 38.8% and the remaining clients grew by 33.6%.  So we have achieved balanced growth.  I don't want to be very specific about one particular client and give you projected growth rates because they will get upset with me if I start discussing their spending publicly with people.

Moshe Katri

OK.  That's fair enough.  And then going back to all of the questions about BFSI, should we expect this vertical to grow in fiscal ‘09?  And then, since the end of the March quarter, did we see any pick up in project ramp so far?  Thanks.

Kris Gopalakrishnan

Moshe, thanks for that question.  I expect the sector to grow.  I'm going to ask Ashok how?

Ashok Vemuri

Thanks both of you for this.  Clearly, we believe that financial services is going to continue to be one of the important and one that will lay a strong foundation for our growth in the years to come.  This is a sector that's extremely mature in it's use of Global Delivery Model.  It is a sector that spends across the board billions of dollars if not trillions of dollars in terms of IT.  We are expanding our footprint.  We believe that Europe is beginning to show a significant amount of maturity in it's use of companies such as ours and we're seeing the resurgence, if you will, in Japan and Australia.  We are getting a lot more interest from clients in all parts of the world for example, South Africa etc.  Our product, Finacle, in which we have just released the version 10, is finding significant traction not only in their usual markets of Asia and Africa but also increasingly in Europe, as well as interest in the North American market. So overall, we may no t see the kind of things that we saw in the past but I think the kind of growth that we are projecting for this sector and the kind of investments that we are making both on the front-end of our business in terms of solutions, in terms of building capability on the backend etc are inline with the guidance that we have actually given out there.

Moshe Katri

So BFSI should grow roughly 19 to 21 percent in fiscal ‘09?

Ashok Vemuri

Well, we're not putting a number on that, as yet.  It's a significantly large portion of our overall business and the growth that we have put out there, from a guidance perspective for the company would, given it's size, reflect that.

Moshe Katri

And then, sequentially, beyond June, do you think that BFSI is going to be, let's say, the September quarter, you think it's going to be sequentially down?  Or we're going to see some sort of a pick up when you get to September?

Ashok Vemuri

Well, we are definitely hoping that will not be down and we are hoping that it will pick up.  As we see it, collectively, our clients have taken a bit of pause.  They are in the stage where they are re-cooping from what has happened.  They are re-strategizing, re-prioritizing to some extent and rebuilding.  So given what we see in the pipeline, the kind of conversations that we are having with our clients and the various discussions worldwide that we are having with our financial services clients, we do definitely hope that it will not be down.

Moshe Katri

OK.  And then, finally, can you talk a bit about the investments that you are actually expecting to have in fiscal ‘09 and US consulting, China and Mexico, can you give us kind of quantify the dollar number in terms of investment?

V. Balakrishnan

Infosys BPO and Infosys Australia are making profits.  Consulting had made a loss of around $12 million this year. They are expected to break even next year.  So the losses could actually come down in consulting.  China, they could be making a $3 million loss next year also because still they are in the investment phase.  Mexico, they will be making a loss because it just started last year and we are making a lot of initial investments.  So overall, I think, only China and Mexico will be in losses.  All of the subsidiaries will be profitable and Consulting will be breaking even.

Moshe Katri

Thanks.  .

Operator

Your next question comes from the line of Karl Keirstead with Kaufman Brothers.

Karl Keirstead

Yes, hi.  Good morning.  A couple of questions.  First of all, in the US financial services vertical, I'm wondering if you are changing the proposed deal structures at all as you attempt to incent the banks to move forward on funding allocation.  Are you adjusting the proposed payment terms?  The revenue recognition model?  The deferral, if there is any, of upfront costs?  Any change to the typical deal structure that you're pitching to the large banks at all?

Ashok Vemuri

So most of our price negotiation which are contractual in nature happen in the fall/winter part of the year and those are all behind us.  And I think we have made some commentary on that in our last quarter.  We are not looking to grow our top line at the expense of reducing our price points.  We have not yet been even asked by most of our major clients to do that.  Obviously, there are some structures that we are looking at because of the size and the tenure of some of these deals.  But we are not looking to discount upfront or front-end discount or backload the revenue or any of those innovative financial engineering models with any of our clients.  And interestingly, we have not had any of our clients come and ask us beyond just a preliminary conversation and we still believe that we have seen the pipeline, we are still winning transactions, maybe not at the same velocity as we were doing earlier but we are definitely seeing most transactions that have co me.  We are winning them based on our track record, based on our performance and based on the relationships that we have with our clients.

Karl Keirstead

Great.  That's helpful.  And then, a couple of just data points.  Can you provide the operating cash flow and free cash flow numbers for the quarter?  And secondly, now that your largest client is over 10%, could you identify that client?  Thanks.

V. Balakrishnan

Well, free cash flow is around 15% of our revenues.  We spent around $373 million on capex this year.  Next year, we expect to spend somewhere between $250 million to $300 million on capex.  So I think the free cash flow will continue to be somewhere between 14-15% of our revenues, going forward.

Karl Keirstead

And I'm sorry, the operating cash flow number for the March quarter?

V. Balakrishnan

That is there in the financials.  It's put on the web, you can have a look.

Karl Keirstead

OK.  And the the largest client?

V. Balakrishnan

Pardon?  Could you repeat the question?

Karl Keirstead

Given that your largest client is over 10%, could you identify that client?  Or do we have to wait for the K or Q?

Kris Gopalakrishnan

So, we cannot identify the largest client.  We don't want to be specific about a particular relationship we have.

Karl Keirstead

OK.  Thank you so much.

Operator

Your next question comes from the line of James Friedman with Susquehanna.

James Friedman

Hi, thanks.  It's Jamie Friedman at SIG. My questions are mostly for Balakrishnan.  I wanted to ask a couple of questions about the Balance Sheet, Bala.  You had a nice reduction in the unbilled revenue in the quarter, however at the same time, fixed price contracts as a percentage of the total increased.  Could you help us understand what's in unbilled revenue and it's relationship to fixed price contracts?

V. Balakrishnan

Well, I think more than percentage of revenues, what you have to look for is when the milestones are getting completed because different projects will be at different stages of completion.  At any point of time, we'll be running around 8,000–10,000 projects. Even if you assume 35% of them as fixed, it is around 3,500 projects.  There is no direct correlation between percentage of revenue from fixed price and unbilled/unbilled revenues.  If you look at the unbilled revenues, it has come down from $ 136 million to $ 120 million in the fourth quarter.  At the same time, unearned revenues have come down from $ 94 million to $ 71 million.  So if you take the net, it has gone up down from $ 42 million to $ 49 million which is normal in any quarter.

James Friedman

OK.  And then, a related subject is the DSO.  It did trend up in the quarter.  Could you elaborate as to what might have occurred there?

V. Balakrishnan

DSO is around 72 days for the quarter but received close to $50 million in the first week of the April.  So if you factor in that, it could be around 67 days which is normal.  Around 80% of our receivables is less than 60 days.  In fact, 58% is less than 30 days.  The quality of receivables is extremely good and we don't have any concerns there.

James Friedman

OK.  And then, finally, with regard to the manufacturing vertical, it seemed that that showed a significant acceleration both sequentially and year over year.  I guess my question is, is that a function of the market or did Infosys potentially take share?  Thank you very much.

Kris Gopalakrishnan

The manufacturing vertical added 12 new clients in the Q4. So they are seeing some traction. We also had some wins and completion of projects in package implementation which falls in the manufacturing vertical. So that's why we did see an acceleration in the manufacturing vertical.  Its about 12 new clients, some project completions and things like that.

James Friedman

Thanks Kris.

Operator

Your next question comes from the line of Rod Bourgeois from Bernstein.

Rod Bourgeois

Yes, Rod Bourgeois here.  Guys, have you had existing deals disrupted due to the short-term economic challenges that you guys have cited?

Kris Gopalakrishnan

It’s not material at all.  We had out of the thousands of projects we do, we had about three or four projects cancelled.  Nothing very significant at all.  And not in the BFSI segment also.  Nothing really significant.

Rod Bourgeois

Got it.  So most of the deceleration are the sort of below normal growth that you're experiencing is because of new projects that are having more trouble signing right now.  Is that an accurate way to look at it?

Kris Gopalakrishnan

Yes.  So it is delays in kicking off projects or customers taking more time to decide, more people involved in the diligence process.  Larger deals taking more time to close.  Things like that.

Rod Bourgeois

Got it.  All right.  Does your guidance embed some conservatism to account for the possibility that more disruption could occur in deals getting kicked off and more time, for deals to actually get closed.  Does the guidance assume some conservatism to account for more of that disruption happening?

Kris Gopalakrishnan

We give our guidance based on the facts we have currently.  And one of the factors we have to consider is the challenging environment.  So we have reasonable confidence with the numbers but we are cautious also.  We are reasonably confident about the numbers, but cautious also.

Rod Bourgeois

In other words, if there were another sort of down draft in the economy, you'd have to revisit this guidance potentially later in the year?  Is that a possibility?

Kris Gopalakrishnan

Yes.  If it is a material impact on the industry on our business, we will have to revisit.  Anything is possible today.

Rod Bourgeois

Got it.  And then the pricing has been positive over the last almost two years.  But when you look at it on a sequential basis, it started to slow.  So the positive pricing effect has started to sort of move towards more of a flattish state.  What is causing pricing to move from positive to being flat?  Can you talk about the dynamics that are causing that to happen right now?

Kris Gopalakrishnan

The revenue per employee numbers we give is a function of a rate increase, function of business mix and things like that.  So it is a complex thing.  We have said that probably a couple of quarters back pricing was flat with an upward bias, slight upward trend.  But right now we are seeing that pricing is just flat.  If we get some improvements and we do get, but given the environment in which we are, it is better for us to assume flat pricing and that’s what we have considered in the model. We have seen that this quarter our blended rate went up only by 0.2%.  So we are not seeing downward pressure, but we are not proactively pushing for higher price as aggressively as we would have done in the past quarter.

Rod Bourgeois

All right.  Is it conceivable that pricing could still be somewhat positive in the next year based on what you're seeing.  I know you're not accounting for that in your guidance.  But is it still conceivable that pricing could be modestly positive in the next year?

Kris Gopalakrishnan

Yes because as a company we have not competed on price.  We have been choosy about the projects we would take on and the margins we would have accept from the work we do and things like that.  So in that sense, yes, it is possible that, we could see still rate increases.  And, that’s definitely there.

Rod Bourgeois

Great.  Thank you, guys.

Operator

Your next question comes from the line of Trip Chowdhry with Global Equity.

Trip Chowdhry

Thank you.  Two questions.  First regarding the interest rates or activity levels with requests for proposals or requests for information, how do you see this evolving so far this year versus last year?

Kris Gopalakrishnan

So I’ll talk about large deals, deals of $ 100 million or higher.  Typically we pursue about 12 to 15 deals and currently also our pipeline has about 12 to 15 deals.  And so in that sense it is the same.  What we are saying is that, the decisions on those deals may get delayed.  The pipeline still looks very healthy but the decision on those deals may get delayed.  So there’s slight uncertainty on when they will close.  But the pipeline still looks healthy and looks similar to before.

Trip Chowdhry

The other question is more of a thought-provoking question and I would like to hear your comments on it.  Historically, the emerging countries will also suffer what U.S. and Europe are suffering.  And I was wondering, you're putting more efforts going into emerging nations.  And I think that may hit you maybe six months, eight months down the road.  But I was thinking wouldn't it be a little prudent instead of just chasing very large deals in U.S. whose sales cycles also are very long, why don't chase smaller deals say $ 1 million - $ 2 million deals, many of those deals and probably that bet may be more profitable down the road versus trying to capture the emerging nations who by historically, they will also see the effects that the U.S. market is seeing but probably the effect will be eight months down the road.  Any thought about how you benefit

Kris Gopalakrishnan

So we have to look at the long term.  Some of the things we do will have a positive impact, maybe three years, five years down the line.  So if you listen to economists, if you listen to people who understand the global economy etc, they all say that the growth is going to be coming from India, China, emerging markets, BRIC countries They have already become 50 percent of the global economy in terms of growth and things like that. So we want to have options in these markets.  These markets are also maturing and are willing to pay for services.  So there are many factors we have considered.  And we want to look at all opportunities for growth.  It’s our way of broadening our footprint, our way of de-risking our business, our way of reducing our exposure to the U.S., there are multiple objectives to these things.  If we had not invested in Europe in 1999 when Europe was about 7% of our revenues, Europe would not have gone to 30% of our revenues toda y.  It would have not happened.  Right?  So all these things are with the long-term perspective.

Trip Chowdhry

Thanks.  All the best.

Kris Gopalakrishnan

Thank you very much.

Operator

Your next question comes from the line of Rama Rao with RR Capital Management.

Rama Rao

Thank you for taking the call, guys.  I will ask you a bigger picture question as a shareholder point of view.  Historically you have grown at least 30 to 40% EPS. But now we begin to see recently coming down to 20% rate.  Probably this is because the U.S. economy is slowing down.  If suppose the U.S. economy stays slow for some time, what strategy company will adopt to maintain the present growth rate, or if U.S. economy slows down, invariably Infosys will also slow down.

Kris Gopalakrishnan

In dollar terms, the EPS growth is still 30$ plus.  The Indian EPS is down because rupee appreciated by 11% in the last 12 months.  So that is the thing.  Now, in terms of guidance, of course you are right, we have given a guidance of 17-19% EPS growth.  That’s because the challenging environment in which we are.  Medium to long-term we are still optimistic about the growth prospects for the industry.  Would we get to 30 percent in the future?  So let’s wait for the economy to improve and then at that point we can have a longer discussion. Bala, you want to add?

V. Balakrishnan

We want to have a balanced mix of geographies.  Today, 29% of our revenue comes from Europe.  Of course the revenues are more skewed towards U.S.  But we are trying to diversify, getting into other markets, we are opening in Mexico, open in China.  Australia is a great market for us.  So we are trying to diversify.  And this is yielding gains. Europe is already 29% of our revenue. Of course some economies will have some trouble, but you have to build a model which will take care of this and still grow.  If you look at global IT market, it’s $ 800 billion.  And India’s share is only 5%.  There are enough opportunities for to grow even if the U.S. slows down.  Of course there could be some short-term impact but medium to long-term this is still a great growth story.  There’s enough market potential for us to grow.

Rama Rao

In terms of the IT industry, right, NASSCOM is still projecting that Indian IT industry will continue to grow 25% annually to $ 60 billion by 2010.  Do you share this broad viewpoint and do you think Infosys will participate in this kind of growth on a long-term basis?

Kris Gopalakrishnan

I subscribe to NASSCOM’s view about long-term growth prospects for this industry.  As Bala said, the market share is small.  Even dependence on U.S. is not bad because the U.S. is the largest spender on technology, it is the largest economy.  Even if it grows at 3% on $ 17 trillion, that is a significant growth driver for the global economy.  India is a trillion dollar economy.  So there is an order of magnitude difference in the economy.  So I subscribe to NASCOM’s views etc.  And then NASSCOM also has had, this year the growth would be 20-22%.  So they are in line.

V. Balakrishnan

See as far as Infosys participating in industry growth, we are one of the largest players in the industry and if industry grows, we have to grow.

Rama Rao

That’s exactly right.  Yes, I mean not only we believe that you can grow with industry growth rate but you are historically taking the market share. So long-term growth can be much more higher than what you are suffering on a short-term basis.  Am I correct in my assessment?

Kris Gopalakrishnan

Thank you for your confidence.  You’re setting a target for us.  We will see how we can achieve that. Thank you very much

Rama Rao

I appreciate that.  Bye-bye.

Operator

Your next question comes from the line of Anthony Miller with Arete Research.

Anthony Miller

I’d like to continue the conversation on mega deals.  You mentioned that you have 12 to 15 bubbling away at any one time and I think you said this morning that you actually signed four mega deals.  Firstly, was that just in the quarter or was that across the year?

Kris Gopalakrishnan

So, the four deals we talked about is in Q4 in the last quarter.  We won four deals in the last quarter.  These are deals of $ 50 to $ 100 million.  In fact, one of the deals is actually more than $250 million. It’s one of the largest deals Infosys has won in the last few quarters.

Anthony Miller

In that case, what contribution do mega deals typically make in a year?  I mean if you look at the year just gone, what percentage of the growth actually came from these mega deals?

Kris Gopalakrishnan

See, we have factored in the deals which we have already won because they are already in execution and those are factored in.  We talk about we are pursuing about 12 to 15 deals today, deals of 100 million and so. Mostly we have not factored in because there could be delays in when the decisions are made.  We don’t know how many of those we will win etc.  All we want to say is that our pipeline is still very strong, we are active in large deals, we are willing to take over employees and things to that.  So, there is not much difference in the environment and our credibility in terms of pursuit of large deals.  And large deals are not factored into our guidance unless we have already won them.

Anthony Miller

OK.  And what has been your win rate, then, in those large deals?

Kris Gopalakrishnan

Can you repeat that, please?  Your voice is very feeble.

Anthony Miller

Yes.  Yes, can you tell me what has been your win rate in mega deals?  What percentage do you actually win?

Kris Gopalakrishnan

It is about 33-35%. So we win about one in three we participate.

Anthony Miller

OK.  And that’s been a fairly constant win rate, has it, over the past few quarters?

Kris Gopalakrishnan

Yes, we are very, very selective in the deals we pursue.  Many more deals come our way but we have been very, very selective in going after large deals.  We want to make sure that those fit into our business model, we want to make sure that, they meet our margins requirements, we want to make sure that we have a good relationship with those clients, good connect with those clients.  So there are several things we look for when we want to pursue large deals and that is why the win ratio is one is to three.

Anthony Miller

Sure.  And those mega deals, are they exclusively with existing clients or do you actually win new clients through mega deals?

Kris Gopalakrishnan

Both.

Anthony Miller

OK.  And just one other different topic, you mentioned previously that building of the second phase of the Mysore campus had been behind schedule but you were hoping it was going to be complete by July.  Are you still on schedule for that?  Will you be able to accept trainees into the campus?

Mohandas Pai

Yes, the Mysore campus is quite comfortable now and I think we don’t see any problem like last year.  We are quite comfortable.

Anthony Miller

When you say “quite comfortable,” is the building complete?

Mohandas Pai

Well the building is substantially complete. By June it’ll be fully complete. So we can right now start using it, so I think we are very comfortable.

Anthony Miller

Right.  Thank you very much.

Operator

Your next question comes from the line of Seneel Deeptander from Sentinel Asset Management.

Seneel Deeptander

Thanks.  I just wanted to get a sense, what is the percentage of the repeat business in each quarter?

Kris Gopalakrishnan

95%

Seneel Deeptander

OK, thanks.  When you look into the June quarter guidance, it’s sequentially flat.  I think Ashok said that there was a good demand basically, percentage of the spend on the outsourcing is increasing at the clients.  Now, when you look on that, basically Infosys has good credibility.  Would it not be reasonable to think that the June quarter guidance should be sequentially up if the percentage of the out-spend is increasing in outsourcing?

Kris Gopalakrishnan

See, short-term we are not seeing any cancellations but we are seeing some delays in decision-making. So we want to be cautious and that’s why we are projecting a flat growth.  Our clients are in a challenging environment and we have been saying that there are some delays etc.  That’s what we have factored in giving this guidance.

Seneel Deeptander

OK.  So, put it the other way.  If I had to look at the pipeline going into the June quarter when you compare on a year-to-year basis or a quarter-to-quarter basis from March to June quarter and when you compare that with the pipeline going into the March quarter on a year-to-year and sequentially, is the pipeline better in the June quarter or it is weaker compared to what it was going into the March quarter?

Kris Gopalakrishnan

Traditionally Q1 and Q2, which is the current quarter in which we are and the next quarter are the strongest quarters for us, traditionally.  In that sense this year we are starting slower than previous years.

Seneel Deeptander

Q1 and Q2 appear fiscal basically you mean to say, not the calendar, right?

Kris Gopalakrishnan

Yes, fiscal, Q1 Q2 fiscal.

Seneel Deeptander

OK, which says that the pipeline going into the June quarter is weaker than what it was going into the March quarter?

Kris Gopalakrishnan

See this is why I want to qualify that.  The pipeline is still strong or discussion with the clients is strong but there are some delays.  You know, it’s not a function of the pipeline, it’s a function of decision-making and things like that and our confidence in clients deciding to start new projects this quarter.

Seneel Deeptander

OK.  There was recent paper clippings out here that the backlash on the H1B visas, Infosys, TCS, Cognizant and all these companies are being reviewed by the Congress on the allocations of the H1B visas.  Do you think any impact from the election backlash and on the reviewing of the H1B visas by the Congress is going to have an impact on your business?

Kris Gopalakrishnan

We have seen this happening in the last run-up to the presidential elections especially in the Democratic primary.  We have to wait and see.  We don’t know.  Right now, we are not seeing any impact.  There is also positive support from many people in the industry in terms of increasing the number of visas and things like that.  So, we’ll have to wait and see.  For the time being, we have number of visas to sustain our growth and to manage our business. So right now it should not have any impact.

So we have run out of time.  I want to thank everyone for participating in this call.  We hope to be in touch with you.  We hope to be in touch with you. Shekar in India, Sandeep in the U.S. are there available for you to connect and even connect with us also.  We look forward to meeting you during the quarter or for the next call like this.  Thank you very much.  Back to you, Sandeep.

Sandeep Mahindroo

Thank you friends. This brings us to the end of this conference call.  If you have any further queries, please feel free to call us or e-mail us.  We look forward to talking to you again next quarter.  Thank you again for joining us.

Operator

This concludes today’s Infosys Technologies Fourth Quarter and Fiscal 2008 Annual Results conference call.  You may now disconnect.